

RECEIVED

OCT 29 2013

OFFICE OF THE SECRETARY

October 28, 2013

VIA FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Gregory Dundas

> **Re:** **Pyramid Entertainment, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed October 3, 2013**
> **File No. 024-10352**

Dear Mr. Dundas:

This letter is in response to the comment letter of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated October 11, 2013, to Pyramid Entertainment, Inc. (the "Company") regarding the above-captioned filing of the Company (the "Amended Filing"). Please note that the Staff's comments are restated below along with the Company's responses. We are also submitting Amendment No. 3 to the Form 1-A filed on May 8, 2013 ("Amendment No. 3"), concurrently with this letter to reflect our responses to the Staff's comments.

Summary, page 12

1. We note your response to comment 2 of our letter dated August 14, 2013. Please also include your revised disclosure in the summary section on page 13.

Response:

The Company included the revised disclosure in response to the Staff's comment in the summary section on page 12 of Amendment No. 2.

Financial Statements and Supplementary Information for the Six Months Ended June 30, 2013

General

2. We note your response to comment 5. In connection with the 2,370,000 shares issued on May 6, 2013 to officers, directors, employees and consultants of your company, please provide the disclosures for stock-based compensation required under ASC 718-10-50.

Response:

The Company has revised its disclosure in accordance with the Staff's comment; please see Note 7 of the revised financial statements.

Consolidated Statement of Stockholders' Equity, page 5

3.   Please revise the line item 'Eliminations' to reflect shares exchanged for the common shares of your affiliate Pyramid Media, Inc.

Response:

The Company has revised its disclosure in accordance with the Staff's comment; please see the revised Consolidated Statement of Stockholders' Equity.

Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies, Organization Costs, page 8
Note 2 – Intangible Assets, pages 9 and 10

4.   Please tell us why you have capitalized consulting and valuation fees for the merger of Pyramid Entertainment and Pyramid Media, Inc., entities under common control and management, pursuant to ASC 720-15-15-4d. This paragraph refers to 'merger and acquisition activity' that is generally confined to external business combinations. Please reference ASC 340 which requires the expensing of organization costs and revise your financial statements accordingly.

Response:

In accordance with the Staff's comment, the organization costs have been expensed.

5.   Please tell us why recording costs of $20,000 are capitalized as indefinite-lived intangible assets. Reference ASC 360 as the guidance for the capitalization of these costs.

Response:

In accordance with the Staff's comment, the Company clarified the recording costs to be a deposit paid to two artists totaling $20,000. The footnotes have been modified in order to clarify the costs and why they have not yet been amortized

In making its responses, the Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or others have any questions or would like additional information, please contact Gerald Adler, Esq., of Newman & Morrison LLP, at (212) 248-1001.

Very truly yours,

/s/ Allen Jacobi

_____

Allen Jacobi
President

cc: Gerald Adler, Newman & Morrison LLP